Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the “Issuer” or “IMC”)

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 31/5/2023:

13,389,551 Common Shares

Date: June 6, 2023

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

•
On May 8, 2023, the Issuer announced that it has closed the previously announced securities for debt settlement transaction (the "Debt Settlement") with L5 Capital. Pursuant to the Debt Settlement, the Company settled outstanding indebtedness of $838,776 (approximately US$615,615) through issuing 492,492 units (the "Units") at a price of US$1.25 per Unit. Each Unit consists of one common share of the Company (each, a "Common Share") and one Common Share purchase warrant (each, a "Warrant"). Each Warrant entitles L5 Capital to purchase one additional Common Share at an exercise price of US$1.50 per Common Share for a period of 36 months from the date of issuance.

All securities issued are subject to a statutory hold period of four months and one day from the date of issuance in accordance with applicable Canadian securities legislation.

The Debt Settlement is a "related party transaction" pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") by virtue of L5 Capital being wholly-owned and controlled by an insider of the Company. The Company relied on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value securities issued to the director was below 25% of the Company's market capitalization for the purposes of MI 61-101.

•	On May 15, 2023, the Issuer filed its interim financial statements and MD&A for the three months ended March 31, 2023, and announced its unaudited financial results for Q1 2023.

•	On May 19, 2023, the Issuer filed its statement of executive compensation for the financial year ended December 31, 2022.

2.	Provide a general overview and discussion of the activities of management.

Management of the Issuer (“Management”) is focused on continuing the Issuer’s growth in the cannabis markets in which it currently operates. Management is focused on managing its international assets and supply chain in order to maximize Issuer-wide revenue and margins and continues to focus on its entry into the medical cannabis distribution and retail segments in Israel. Management also continues to identify and pursue new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing additional supply, distribution and sale agreements in Germany through Adjupharm GmbH (“Adjupharm”) and in Israel through its subsidiaries and Focus Medical Herbs Ltd. (“Focus Medical”).

By exiting the Canadian cannabis market, Management is seeking to focus its resources and maximize efficiency for future success. Management is reinforcing its Israeli and German operations and preparing to leverage its expertise into building market leadership in the European medical cannabis market and to be fully ready to capitalize on the recreational market upon legalization.

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

In May 2023, the Issuer launched new cannabis strains in Israel called “GLTO33”, "ICY C", "JEALOUSY", "BACIO GLTO" and "PNPL P".

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable.

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

8.	Describe the acquisition of new customers or loss of customers.

Not Applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

In May 2023, the Issuer hired 1 employee and 4 resignations or terminations of employees occurred.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

On May 10, 2023, the Issuer received a notice that a former employee has recently filed a claim with The Regional Labor Court - Tel Aviv. The nature and details of the claim are still in the preliminary stages, and the Issuer is actively working to comprehend the full scope of the allegations.

At this point, the management of the Issuer is unable to accurately assess the potential outcome of the claims or the likelihood of the claims progressing further.

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

With respect to the previously reported legal proceedings between Adjupharm and Stroakmont & Atton Trading GmbH, Mr. Boris Simic, and Mr. Giampiero Lapeschi, On April 3, 2023, the District Court of Stuttgart announced its decision (the "Judgment") and sentenced Stroakmont & Atton to pay to Adjupharm EUR 947,563.68 plus interest in the amount of 5 percentage points above the German basis rate since May 8, 2021. In addition, Stroakmont & Atton was sentences to pay Adjupharm EUR 6,551.20 plus interest at 5 percentage points above the German basis rate since December 14, 2021.The directors of Stroakmont, Mr. Simic and Mr. Lapeschi, were not sentenced and in this respect, the claim was dismissed against them in their personal capacity. Adjupharm shall pay 2/3 of the Stuttgart Court costs and the out-of-court costs of Mr. Simic and Mr. Lapeschi. Stroakmont shall bear 1/3 of the Stuttgart Court costs and 1/3 of the out-of-court costs of Adjupharm. The remaining out-of-court costs shall be borne by each party.

The Judgment is not yet final and therefore cannot be enforced. On May 5, 2023, Adjupharm and Stroakmont & Atton, each has lodged an appeal with the Stuttgart Court (the "Appeals") regarding the Judgment.

At this stage, the Company management cannot assess its ability to collect the payment awarded in the Judgment and the chances of the claim advancing or the potential outcome of the Appeal.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Please see Debt Settlement as described above in item 1.

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	492,492	Issued as part of the Debt Settlement, as discussed in Section 1.	Aggregate outstanding indebtedness of $838,776 (approximately US$615,615) through issuing 492,492 units at a price of US$1.25 per Unit. Each Unit consists of one common share of the Company.
Warrants	492,492	Issued as part of the Debt Settlement, as discussed in Section 1.	Each Warrant entitles L5 Capital to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue.
Incentive Stock Options	3,000	Each incentive stock option, granted on May 16, 2023, is exercisable for one common share at an exercise price of $1.10 for a period of five years from the grant date.	N/A
Restricted Stock Units ("RSU")	50,414
Pursuant to section 2.01(c) of the
Consulting Agreement between the Company and L5 Capital dated December 29, 2020 (the "Consulting Agreement"), L5 Capital was entitled to 50,414 shares as a result of RUS’s who vested according to the agreed vesting schedule.
			N/A

(1)          State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

Not Applicable.

16.	Provide details of any changes in directors, officers or committee members.

On May 31, 2023, Mrs. Yael Harrosh officially departed from her position as the Chief Legal and Operations Officer of the Company. Prior to her departure, a structured transitioning period took place, during which Mrs. Michal Lebovitz Nissimov was formally appointed as the new General Counsel of the Issuers.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Global economies are currently experiencing elevated levels of inflation, including in the Issuer’s primary production markets, which could curtail levels of economic activity. Inflation concerns are in part driven by the increase in the cost of goods as input costs continue to increase due to several external factors, including but not limited to, general uncertainties caused by the Ukraine war, the global supply chain constrictions and rising energy prices. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. The impact of inflation and supply shortages on the integral components of the Issuer’s business could reasonably impact the Issuer’s future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Issuer may not be able to pass onto patients or customers. In addition, the Issuer’s operations could also be affected should interest rates, inflation or unemployment reach levels that change consumer trends and spending and subsequently impact the sales and profitability of the Issuer.

The war in Ukraine may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

During February, March, April and May 2023, Israel is undergoing political and social instability relating to the judicial and legislative reforms proposed by the newly elected government, creating certain instability and uncertainty. This instability which has a certain effect on the activity of the financial markets may cause material impact on the Issuers’ ability to operate in the Israeli market.

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: June 6, 2023

Oren Shuster
Name of Director or Senior Officer

“Oren Shuster”
Signature

Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End May 2023	Date of Report YY/MM/D 2023/6/6
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 542815033
Contact Name Michal Lebovitz Nissimov	Contact Position General Counsel	Contact Telephone No. +972 542815033
Contact Email Address Michal.l@imcannabis.com	Web Site Address http://www.imcannabis.com/